ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

August 3, 2023	Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Anu Dubey

Re:	BondBloxx ETF Trust (the “Registrant”)

File No. 333-272788

Dear Ms. Dubey:

This letter is being filed to respond to additional telephonic comments received from you on July 27, 2023 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of the Registrant’s proxy and registration statement on Form N-14 (together, the “Registration Statement”) relating to the proposed reorganization of the Highland/iBoxx Senior Loan ETF, a series of NexPoint Funds I (the “Target Fund”), with and into BondBloxx USD High Yield Bond Sector Rotation ETF, a series of BondBloxx ETF Trust (the “Acquiring Fund”), filed with the SEC on June 20, 2023, the Registrant’s comment response letter dated July 18, 2023, responding to initial staff comments received on June 29, 2023, June 30, 2023 and July 6, 2023 (the “Initial Letter”), and the Registrant’s comment response letter dated July 21, 2023, responding to additional staff comments received on July 19, 2023 (the “Second Letter”). The staff’s additional comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

1.	The staff reiterates Comment 5 from the Second Letter to provide a copy of the agreement between NexPoint and BondBloxx regarding the proposed compensation related to the Reorganization.

The Registrant respectfully declines to provide a copy of the agreement between NexPoint and BondBloxx as it discusses commercial terms beyond the proposed compensation arrangement and expense allocation details already disclosed in the Registration Statement and the Initial Letter. Nevertheless, the Registrant notes that the agreement contains the below representations from NexPoint and BondBloxx that each will comply with the safe harbor provisions of Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”).

None of [NexPoint/BondBloxx] nor, to [NexPoint’s/BondBloxx’s] knowledge, any of its interested persons, as defined in Section 2(a)(19) of the 1940 Act (“Interested Persons”), has any express or implied understanding or arrangement that would impose an unfair burden, as defined in Section 15(f) of the 1940 Act (“Unfair Burden”), on the Acquired Fund or the Acquiring Fund as a result of the Reorganization or that would in any way may unavailable the benefits of Section 15(f) of the 1940 Act, or any similar safe harbors provided by any applicable state law, with respect to the Acquired Fund or Acquiring Fund.

Furthermore, the agreement also provides the following covenant with respect to compliance with Section 15(f) of the 1940 Act.

Each Party, subject to their respective fiduciary duties and applicable law, shall use commercially reasonable efforts to comply with the conditions of Section 15(f) of the 1940 Act in respect of the transactions contemplated by this Agreement. In accordance with Section 15(f) of the 1940 Act: (i) for a period of three (3) years following the Closing, BondBloxx will not cause or permit any Interested Person of BondBloxx, as such term is defined in the 1940 Act, to become or to continue as a member of the Acquiring Trust Board unless, taking into account such Interested Person, at least seventy-five percent (75%) of the members of the Acquiring Trust Board are not Interested Persons of BondBloxx and (ii) for a period of two (2) years following the Closing, BondBloxx will not engage in or cause and will prevent any affiliate of BondBloxx from engaging in or causing, any act, practice or arrangement that imposes an Unfair Burden on the Acquiring Fund within the meaning of Section 15(f) of the 1940 Act as a result of the transactions contemplated by this Agreement or any express or implied terms, conditions or understandings applicable thereto.

The Registrant believes that, with the disclosures in this letter, the salient commercial and financial terms, as well as evidence of the intention of the parties to ensure that the arrangement between the parties complies with Section 15(f) of the 1940 Act, has been adequately disclosed to the staff and it is unnecessary to provide a full copy of the agreement.

2.	Please provide legal analysis explaining why Section 17(e)(1) of the 1940 Act does not prohibit the predecessor adviser (NexPoint) from accepting the 4 basis point payment from the new adviser (BondBloxx) for the “purchase or sale of any property to or for” the Target Fund (i.e., the proposed Reorganization).

The Registrant respectfully submits that the 4 basis point payment from the new adviser to the predecessor adviser is designed, in part, to compensate the predecessor adviser for its assistance with the transfer of assets and other efforts undertaken by the predecessor adviser in connection with the Reorganization. In the Registrant’s view, the payment does not raise any concerns under Section 17(e)(1) of the 1940 Act, which relates to transactions involving affiliated persons of a registered investment company, or any affiliated person of such person who . . . acts “as agent, to accept from any source any compensation (other than a regular salary or wages from such registered company) for the purchase or sale of any property to or for such registered company . . . , except in the course of such person’s business as an underwriter or broker.”

Section 17(e)(1) does not apply here because subsequent to the closing of the Reorganization, the predecessor adviser will no longer be an affiliated person of the Target Fund. Pursuant to the agreement between NexPoint and BondBloxx, the 4 basis point fee will not begin to accrue and BondBloxx will not be obligated to make any payments until after the closing of the Reorganization. Further, no affiliate will be acting “as agent” on behalf of either the Target Fund or Acquiring Fund in connection with the Reorganization. The decision to approve the Reorganization is not being made by any affiliate; rather, it is being made by the Target Fund shareholders. Therefore, any changes to the “property” of the Target Fund that might occur as a result of the Reorganization would result solely from the approval of the Reorganization by the Target Fund shareholders and not from the actions of any affiliate.

The Registrant further notes that the Acquiring Fund has voluntarily agreed to comply with the terms of Section 15(f) of the 1940 Act which will afford the Target Fund shareholders with additional protections if they choose to approve the Reorganization.

*          *          *          *          *          *

Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Registrant.

Sincerely,

/s/ Edward B. Baer
Edward B. Baer